5 January 2016

Sean Webster, CEO
Green Standard Technologies, Inc.
Unit 1010 Miramar Tower
132 Nathan Road
Tsimshatsui, Kowloon, Hong Kong

RE: Resignation as a Director from Green Standard Technologies, Inc.

Dear Mr. Webster:

Due to other business demands, I am unable to continue in the above-listed role for Green Standard Technologies, Inc. Therefore, I am tendering my resignation as a Director effective 5th January, 2016.

This letter will serve as my official letter of resignation. I have thoroughly considered this decision and it is final.

Sincerely,

Charles

Ka Yeung Lee

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